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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-69144

                              PROSPECTUS SUPPLEMENT
                    (To Prospectus dated September 25, 2001)


                                65,750,000 Shares

                                JagNotes.com Inc.

                                  COMMON STOCK

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         This Prospectus Supplement supplements, amends and forms a part of the
Prospectus dated September 25, 2001 relating to an aggregate of 65,750,000 shares of common stock of JagNotes.com Inc.

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         On December 3, 2001, we entered into a non-binding letter of intent with Go West Entertainment, Inc., a New York corporation, and each of its shareholders, Richard Goldring, William Osher and Elliot Osher, pursuant to which the Go West shareholders would acquire shares of our common stock, which shares will, upon issuance, represent 50.1% of the Company's outstanding capital stock on a fully diluted basis (including any shares issuable as the result of the change in control), in exchange for 7,500,000 shares of Go West, constituting 100% of the outstanding shares of capital stock of Go West. Our existing shareholders will experience significant dilution from the issuance of these restricted shares to the Go West shareholders. At the closing of the proposed transaction, Go West will become our wholly owned subsidiary. Go West was formed in May 2001 to establish, own and operate "Scores" adult entertainment nightclubs that would offer topless dancing and food and bar operations. Go West acquired the non-exclusive right to use the name "Scores" pursuant to a licensing agreement dated August 8, 2001 between Go West and HEIR Holding Co., the owner of the Scores trademark; however, it has conducted no operations to date. The closing of the proposed transaction is conditioned upon, among other things, us obtaining sufficient funding prior to the closing to permit Go West to procure the premises for its proposed initial nightclub in Manhattan. The conditions to closing are described in greater detail below. For its proposed initial facility, Go West will need to carry out extensive leasehold improvements and obtain the requisite permits and licenses for its business.

         Prior to the closing, our Internet-based financial news service business, which is currently operated at the parent company level, will be contributed to a separate wholly owned subsidiary of JagNotes. At that time, we will transfer, to the extent transferable, all of the assets and liabilities of that business to the newly formed JagNotes subsidiary.

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         Effective upon the closing, all three of our existing directors and officers, consisting of Messrs. Gary Valinoti, Stephen J. Schoepfer and Thomas
J. Mazzarisi, shall resign and be replaced by Go West appointees. Also at the closing each existing management member of JagNotes shall become a director and officer of the JagNotes subsidiary and enter into three-year employment agreements with such subsidiary. Following the closing, the business of the Go West subsidiary will be managed by the same management team currently operating Scores Showroom located on East 60th Street in Manhattan. Note that Go West does not have any financial interest in such existing establishment.

         As the result of the change in control of JagNotes, each of our existing management members shall receive options to purchase 1,000,000 shares of our common stock at an exercise price equal to 25% of the closing bid price of our stock immediately prior to the change in control pursuant to the terms of their existing employment agreements. These management options shall be fully vested and immediately exercisable in full and expire on the date which is three years following the closing. Additionally, our existing management members shall each receive, in lieu of the cash payments to which they would be entitled under their existing employment agreements, shares of our common stock, equal in value to the remaining sums due them under such agreements.

         With respect to the shares underlying management's options and shares, our existing management members, as a group, shall, on one occasion only, at our expense, be given demand registration rights. Further, with respect to these same shares of common stock, such management members will be given piggyback registration rights for a period of two years.

         In connection with the proposed transaction, our President and Chief Executive Officer, Gary Valinoti, will agree to a lock up of the shares of our common stock he received in connection with the formation of JagNotes in March 1999, for a period which is the greater of (i) the three month period commencing upon his resignation as director of JagNotes and (ii) the period commencing on the closing and ending on the date upon which we shall have drawn down $6,000,000 or more under our equity line with Cornell Capital subsequent to such closing.

         In addition, with respect to the shares underlying their existing options, new options and newly issued shares, our existing management members will agree to (i) make no sales of any such shares from the date of the Letter of Intent through the earlier of its expiration or the closing, and (ii) to sell no more than ten percent of such shares during each 30 day period commencing on the date of effectiveness of any post-effective amendment to our existing registration statements.

         Following the closing, five percent of the outstanding shares of Go West will be contributed to the capital of the newly formed JagNotes subsidiary. For the two year period following this contribution, we shall have the assignable right to call the Go West shares at a price of $500,000. For the one year period commencing January 1, 2003, the JagNotes subsidiary shall have the right to put the Go West shares to us at a price of $500,000 upon 30 days prior written notice.

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         The proposed transaction with Go West is subject to various conditions being satisfied prior to the closing, including, among others, the requirement that we draw down under our equity line with Cornell Capital (i) $1,000,000 to be used to pay off our outstanding payables and as working capital of the proposed new JagNotes subsidiary and (ii) $1,000,000 to be reserved for post-closing working capital of the public company.

         Although not a condition to the closing, the parties have agreed that the next $500,000 which is drawn down under the our equity line will be utilized as working capital of the proposed new JagNotes subsidiary, and all subsequent drawdown amounts will be reserved for post-closing working capital of JagNotes.com Inc.

         In addition, the closing of the proposed transaction is conditioned upon (i) the completion of a due diligence investigation by both us and Go West,
(ii) obtaining necessary corporate approvals for the transaction, including approval by the our board of directors and (iii) the entering into of definitive agreements among the parties, including, without limitation, a mutually acceptable definitive acquisition agreement among us, Go West and the Go West shareholders and new employment agreements between the JagNotes subsidiary and our existing management team.

         For six months following the closing, we will not be permitted to spin off or sell our shares in the JagNotes subsidiary. If after three months following the closing, the board of directors of the JagNotes subsidiary determines that the business interests of such subsidiary would be best served were it to be operated separately from the Go West business, the subsidiary's board may direct that such subsidiary be either spun off as a public company through a dividend to our shareholders or sold.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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           The Date of this Prospectus Supplement is December 6, 2001